[Letterhead of Dorsey & Whitney LLP]

GARY L. TYGESSON
(612) 340-8753
FAX 612-340-8738
tygesson.gary@Dorsey.com

October 4, 2005

Mr. Jeffrey B. Werbitt
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Mills, Inc. Schedule TO-I filed on September 15, 2005 (File No. 005-34820)

Dear Mr. Werbitt:

On behalf of General Mills, Inc., a Delaware corporation (the “Company”), we transmit for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO (“Amendment No. 1”) relating to the option (the “Put Option”) of the holders of the Company’s Zero Coupon Convertible Senior Debentures Due 2022 (the “Debentures”) to require the Company to purchase such Debentures pursuant to the terms and subject to the conditions of the Debentures and the Indenture relating to the Debentures (as amended or supplemented from time to time, the “Indenture”).

To facilitate your review, we are also transmitting to you hard copies of Amendment No. 1, the revised Company Notice, the revised Purchase Notice and the revised Notice of Withdrawal, in each case, both a clean copy and a copy which has been marked to show changes made in response to your comments.

This letter contains the responses of the Company to the comments set forth in your letter dated September 27, 2005. For ease of reference, your comments appear in italics directly above the Company’s responses.

Schedule TO-I

General

1.

Please provide a brief statement as to the accounting treatment of the transaction. To the extent that you believe that this disclosure is not material, please advise. See Item 1004(a)(1)(xi) of Regulation M-A.

The Company believes that disclosure of the accounting treatment of the transaction is not material to the holders of the Debentures for the following reasons:

Mr. Jeffrey Werbitt
October 4, 2005

•	The Company presently classifies the Debentures within the current portion of long-term debt on its consolidated balance sheet in accordance with Paragraph 7 of ARB 43, Chapter 3A. The Company reasonably expected that, as of May 29, 2005, holders of the Debentures would exercise their put rights under the Debentures within one year and, accordingly, the Company’s footnotes to its consolidated financial statements explain that the classification of the Debentures as a current obligation is the result of the put provisions of the Debentures. In addition, as discussed in our response to comment 3 below, the Company expects to fund its purchase of the Debentures through the issuance of commercial paper or, alternatively, through direct borrowings from its committed bank credit lines. Since the Company already accounts for the Debentures as current portion of long-term debt, the net effect of this transaction will be to refinance one category of short-term debt (i.e., current portion of long-term debt) with another category of short-term debt (i.e., notes payable).

•	The Company will not incur a gain or loss on the extinguishment of debt if Debentures are purchased by the Company pursuant to the Put Option. Paragraph 20 of APB 26 provides that the difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. The Company’s reacquisition price for the Debentures will be the accreted value of the Debentures as of the purchase date, which will coincide with the carrying amount of the extinguished debt. Therefore, there will be no gain or loss on extinguishment.

Therefore, the Company does not believe that disclosure of the accounting treatment of the transaction is material to the holders of the Debentures.

Company Notice

Until When can I Withdraw Previously Surrendered Debentures, page 2

2.

We note that you disclose here and in Section 5 on page 10 that a security holder may only withdraw tendered notes at any time on or before expiration. Please revise your disclosure here and throughout the offer to purchase to disclose the additional withdrawal rights under Rule 13e-4(f)(2)(ii).

In accordance with your comment, we have revised the disclosure in the Company Notice and elsewhere to refer to the additional withdrawal rights under Rule 13e-4(f)(2)(ii). We have revised the paragraph appearing under the subheading “Until what time can I withdraw previously surrendered Debentures?” in the “Summary Term Sheet Section” on page 2 of the Company Notice to read as follows:

Mr. Jeffrey Werbitt
October 4, 2005

“You can withdraw Debentures previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Purchase Date. You may also withdraw previously surrendered Debentures if we have not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the original Company Notice dated September 15, 2005. (Page 10)”

We have revised the paragraph appearing under the subheading “How do I withdraw previously surrendered Debentures?” in the “Summary Term Sheet” section on page 2 of the Revised Company Notice to read as follows:

“To withdraw previously surrendered Debentures, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Debentures prior to 5:00 p.m., New York City time, on the Purchase Date or as otherwise set forth below.”

We have revised the second paragraph on the cover page of the Company Notice to read as follows:

“To exercise your option to have us purchase the Debentures and receive payment of $712.97 in cash per $1,000 principal amount at maturity of the Debentures, you must validly surrender the Debentures prior to 5:00 p.m., New York City time, on the Purchase Date (Friday, October 28, 2005). Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date and, unless already accepted by us for payment pursuant to the Put Option, at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the Original Company Notice). The right of holders to surrender Debentures for purchase pursuant to the Put Option expires at 5:00 p.m., New York City time, on the Purchase Date.”

We have revised the first bullet point under the sixth paragraph of Section 3.3—“Conversion Rights of the Debentures” on page 6 of the Company Notice to read as follows:

•	“such surrender has been validly withdrawn, as described in Section 5 below; and”

We have revised the ninth bullet point of Section 4.2—“Agreement to be Bound” on page 9 of the Company Notice to read as follows:

•	“surrenders of Debentures may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Revised Company Notice (a) at any time prior to 5:00 p.m., New York City time, on the Purchase Date and (b) unless the Debentures have already been accepted by General Mills for payment pursuant to the Put Option, at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the original Company Notice dated September 15, 2005 (the “Original Company Notice”)), in either case, by written notice of withdrawal delivered pursuant to the procedures set forth in this Revised Company Notice;”

Mr. Jeffrey Werbitt
October 4, 2005

We have revised Section 5.—“Right of Withdrawal” on page 10 of the Company Notice to read as follows:

“5. Right of Withdrawal. Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. Holders may also withdraw surrendered Debentures if we have not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the Original Company Notice. In order to withdraw Debentures on or prior to the Purchase Date, a holder (or the holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Debentures prior to 5:00 p.m., New York City time, on the Purchase Date. Debentures so withdrawn may be resurrendered by following the surrender procedures described in Section 4 above.

You bear the risk of untimely withdrawal of previously surrendered Debentures. If you wish to withdraw your Debentures on or prior to the Purchase Date, you must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date.”

We have revised the second sentence of the second paragraph on page 1 of the Purchase Notice to read as follows:

“Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date and, unless already accepted by General Mills for payment pursuant to the Put Option, at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the Original Company Notice).”

We have added the following paragraph before the first paragraph on page 4 of the Purchase Notice:

“The undersigned understands that the undersigned may also withdraw previously surrendered Debentures if General Mills has not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the Original Company Notice.”

We have revised Section 8—“Withdrawal Rights” on page 8 of the Purchase Notice to read as follows:

“8. Withdrawal Rights. You may withdraw previously surrendered Debentures at any time until 5:00 p.m., New York City time, on the Purchase Date. You may also withdraw previously surrendered Debentures if General Mills has not yet accepted them for payment after 12:00 midnight, New York City time, on Friday, November 11, 2005, the expiration of 40 business days from the date of the Original Company Notice. See Section 5 of the Revised Company Notice for a more detailed description of withdrawal rights.”

Mr. Jeffrey Werbitt
October 4, 2005

We have revised the second paragraph on the cover page of the Notice of Withdrawal to read as follows:

“To withdraw Debentures that have been surrendered for payment, the registered holder must submit, and the Paying Agent must receive, this completed and signed Revised Notice of Withdrawal no later than 5:00 p.m., New York City time, on the Purchase Date. You bear the risk of untimely withdrawal of previously surrendered Debentures. You must allow sufficient time for completion of the necessary procedures prior to 5:00 p.m., New York City time, on the Purchase Date. Unless already accepted by General Mills for payment pursuant to the Put Option, Debentures surrendered for purchase may also be withdrawn at any time after 12:00 midnight, New York City time, on Friday, November 11, 2005 (the date which is 40 business days after the date of the Original Company Notice) by holders who submit to the Paying Agent this completed and signed Revised Notice of Withdrawal.”

Payments for Surrendered Debentures, page 10

3.

You disclose that General Mills plans to issue commercial paper in order to fund part or all of the Debentures. Please revise to elaborate on the material conditions to the financing of this offer through the issuance of commercial paper. In the event that General Mills is unable to fund part of the offer, please disclose whether you have any alternative financing plans. For example, if necessary, do you plan to use existing cash balances or existing sources of financing to purchase all of the debentures? Also, please reconcile the Item 10 disclosure in your Schedule TO that the Put Option is not subject to any financing conditions with the disclosure in this section. Further, in this respect, advise why you believe that financial statements are not material.

The Company has confirmed that it expects to fund its purchase of the Debentures through the issuance of commercial paper or, alternatively, through direct borrowings from its committed bank credit lines. The Company has confirmed that there are no material conditions to the financing of the purchase of all of the Debentures through commercial paper, and the Company expects to be able to fund the purchase of all of the Debentures in this manner. The Company’s commercial paper, like that of other corporate issuers, consists of short-term, unsecured promissory notes issued at fixed rates with maturities that can range up to 270 days. The Company issues commercial paper through programs established in the United States and in Europe. The Company has dealer agreements with seven major commercial paper dealers in the United States and five major commercial paper dealers in Europe. The dealers have access to a broad range of investors around the world. The Company has been issuing commercial paper for over 25 years and has had balances of up to $8 billion under these programs following the acquisition of The Pillsbury Company in 2001.

Mr. Jeffrey Werbitt
October 4, 2005

Should the commercial paper market not be available to the Company for some currently unforeseen reason, however, the Company will draw on its committed bank credit lines, which currently have $1.84 billion in aggregate undrawn availability and no current restrictions (other than customary drawing conditions) on the Company’s ability to borrow thereunder. As a result, the Put Option is not subject to any financing conditions, and the Company does not need to have alternative financing plans or arrangements.

Consequently, and in response to your comment, we have revised the second paragraph of Section 6—“Payment for Surrendered Debentures” on page 10 of the Company Notice to read as follows:

“The total amount of funds required by us to purchase the Debentures is $1,592,279,466 (assuming all of the Debentures are validly surrendered for purchase and not validly withdrawn). We expect to fund our purchase of the Debentures through the issuance of commercial paper or, in the currently unexpected event we are unable to do so, through direct borrowings from our committed bank credit lines.”

In addition, we wish to note that the Put Option is a contractual right of the holders of the Debentures under the terms of the Indenture and the Debentures. Accordingly, as disclosed in the Company Notice and elsewhere, the Company’s obligation to purchase any and all Debentures validly surrendered for purchase and not validly withdrawn is not subject to any condition other than that the purchase be lawful.

Since the Put Option is not subject to any financing conditions and since the other conditions listed in Instruction 2 to Item 10 of Schedule TO have been satisfied, the Company believes that the Company’s financial statements are not material to a holder’s decision whether to surrender the Debentures to the Company pursuant to the Put Option.

Material United States Tax Considerations, page 12

4.

The heading to this section discloses that you are providing the “material” tax considerations of this offer. The text following the heading states that your “discussion summarizes certain United States federal income tax considerations.” Please revise to consistently disclose that you have described the “material”, as opposed to “certain,” tax consequences of the offer.

In accordance with your comment, we have revised the first sentence of the first paragraph of Section 12—“Material United States Tax Considerations” on page 12 of the Company Notice to read as follows:

“The following discussion summarizes material United States federal income tax considerations that may be relevant to a holder if a holder exercises the Put Option.”

There were no other references to “certain tax consequences” in the Company Notice or elsewhere.

Mr. Jeffrey Werbitt
October 4, 2005

Purchase Notice

5.

We note that page 1 of your letter of your Purchase Notice requires a representation that the security holder read all of the terms of the Company Notice. It is not appropriate to require security holders to attest to the fact that they “read” the Purchase Notice as such language effectively operates as a waiver of liability. Please delete this and other similar language throughout these materials.

In accordance with your comment, we have revised Subsection (c) of the third paragraph on page 3 of the Purchase Notice to read as follows:

“(c) the undersigned agrees to all of the terms of the Revised Company Notice and this Revised Purchase Notice.”

There were no other occurrences of this or other similar language in the Company Notice or elsewhere.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or Amendment No. 1, the revised Company Notice, the revised Purchase Notice or the revised Notice of Withdrawal, please call me at (612) 340-8753.

Sincerely,

/s/ Gary L. Tygesson

Enclosures

cc:      Siri S. Marshall, Esq.